Filed by HFF, Inc.

(SEC File No. 001-33280) pursuant to Rule 425

under the Securities Act of 1933, as amended.

Subject Company: HFF, Inc.

(SEC File No. 001-33280)

HFF, Inc.

First Quarter 2019 Conference Call Script

6:00 p.m. Eastern Time

April 24, 2019

Operator

Good evening and welcome to HFF, Inc.’s first quarter 2019 conference call. At this time, all participants are in a listen-only mode. As a reminder, this conference call is being recorded. I would like to turn the call over to your host, Ms. Myra Moren, HFF’s Director of Investor Relations. Ms. Moren, please go ahead.

Myra Moren

Introduction/Safe Harbor Disclaimer

Thank you and welcome to HFF, Inc.’s earnings conference call to review the Company’s operating performance and production results for the first quarter 2019. Earlier today, we issued a press release announcing our financial results for that time period. This release is available on our investor relations web site at hfflp.com. This conference call is being webcast and is available on the investor relations section of our website as well as with a slide deck you may reference during our prepared remarks.

Please turn to the slide labeled Disclaimer and the reference to Forward-Looking Statements. This presentation contains statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding our future growth momentum, operations, financial performance and business outlook.

These statements should be considered as estimates only and actual results may ultimately differ from these estimates. Except to the extent required by applicable securities laws, we undertake no obligation to update or revise any of the forward-looking statements that you may hear today. For a detailed discussion of risks and other factors that could cause results to differ, please refer to our first quarter 2019 earnings release filed on Form 8–K, and our most recent annual report on Form 10-K all of which are filed with the SEC and available at www.sec.gov.

We may make certain statements during today’s call, which will refer to a non-GAAP financial measure, and we have provided a reconciliation of this measure to GAAP figures in our earnings release. With that in mind, I will introduce our senior management team. Conducting the call today will be Mark Gibson, our chief executive officer, and Greg Conley, our chief financial officer. I will now turn the call over to our CEO, Mr. Mark Gibson.

Mark Gibson

Business Overview

Thank you, Myra. Good evening, everyone, and welcome to the call. We have opted to change the format of this call slightly given the previously-announced and still-pending merger with JLL and, therefore, will make remarks only on the market and our financial performance, and will end with some comments on the pending merger.

As outlined in our earnings release, Revenue totaled $159.2 million in the first quarter 2019, representing an increase of 20.9% when compared to the same period in the previous year. Net Income totaled approximately $27.8 million in the first quarter 2019, representing an increase of 62.9% when compared to the same period in the previous year.

HFF remains constructive on the fundamental drivers of the capital markets business, is pleased with the performance of the platform and believes the consistent results reported over the past few years are a testament to the professional integrity and work ethic of the Firm’s capital markets advisors and our collaborative team culture.

Investment sale transaction volume increased 17.6% to $576.1 billion in 2018, according to Real Capital Analytics, an all-time record and a 1.0% increase over the previous record set in 2007. Furthermore, the composition of investment sales is significantly more sustainable, with individual transactions accounting for some 70% of volume, even as robust corporate M&A trades continue to be announced. The increase in corporate entity transactions is also favorable given their breadth in property type, especially in the retail property sector. The Real Capital Analytics data and HFF results suggest the persistent bid-ask gap which has existed since 2016 has narrowed across the U.S. as buyers are underwriting growth in rents if there is demonstrable job growth within a region and sellers have moderated their expectations in geographies where job growth is below trend. Illustrating this statement are markets such as New York City, San Francisco and Chicago, which collectively increased transaction volumes by approximately 37% in 2018, according to Real Capital Analytics, contributing to the aforementioned increases in volumes year to date. Alternatively, in cities where rent growth is accelerating such as Seattle, Phoenix and Denver, the buy-side investor base is reflecting those facts in its underwriting and therefore a bid-ask gap is unlikely to exist in those markets and, generally speaking, transaction velocity is increasing.

The aforementioned increases in portfolio and entity-level transactions were primarily driven by changing business models for operators and institutional investors, as well as persistent NAV discounts in the public REIT market for certain companies or property sectors. Twelve M&A transactions were announced in 2018, totaling approximately $84 billion in gross value, the second highest volume figure in more than ten years.

Despite the aforementioned increases in transaction volumes, the institutional investor market remains quite disciplined in its underwriting of commercial real estate assets as both buyers and sellers have moderated expectations consistent with the realities of a given market’s performance, as previously mentioned. Evidencing this discipline is the fact that discretionary capital in closed-end funds alone currently now totals approximately $210 billion, the largest amount of discretionary capital available to deploy in the industry’s history and more than double the amount that existed in 2007; and yet investors are deploying at a very measured pace due to a variety of reasons, but primarily due to economic cycle risk and asset inflation in certain property types. This restraint in deployment of equity capital is also being bolstered by three additional factors, those being reinvestment risk, the liquidity of the U.S. debt market and the attractiveness of commercial real estate assets as an excellent ALM strategy among pension plans, sovereign wealth plans and corporate plans. In terms of reinvestment risk, some institutional investors are enjoying excellent cash on cash returns with their existing real estate investments and believe it would be quite difficult to replicate those returns in the current environment. Additionally, they believe commercial real estate is an excellent long-term store of value, as per the metrics provided on slide 15 showing an attractive risk-adjusted return offered by private real estate investments, and therefore represents an ideal match for long-dated liabilities thereby helping a given plan’s asset-liability management strategies. These facts have resulted in an elongation of holding periods for some operators and institutional investors. Finally, given the liquidity of the U.S. debt market for commercial real estate, if current pricing does not meet a given owner’s view of value, an excellent alternative is to recapitalize or refinance the asset in lieu of a sale.

Relating to price differentiation among property sectors, asset types requiring lower levels of capital expenditures such as industrial, multi-housing and self-storage remain in favor alongside any property sector positively influenced by non-economic factors such as demographic shifts which would favorably impact healthcare-related assets such as medical office, life sciences and biotech, along with student housing and some components of the senior housing industry. Additionally, assets that are generally termed alternatives such as data centers, manufactured housing, cell-towers and cold storage are also in favor for a variety of reasons.

HFF views these conditions to be positive for the industry in general as the commentary suggests that commercial real estate remains in favor with institutional investors due to their willingness to hold assets for longer durations and underwriting continues to be measured.

Additionally, HFF believes the following factors are important foundational or structural components of the commercial real estate industry which would seem to be positive drivers for transaction volumes.

The composition of ownership is increasingly institutional, which we believe is and will continue to positively impact transaction volumes for select intermediaries as investors continue to consolidate service providers.

Effective in the third quarter of 2016, Commercial Real Estate was re-categorized from the broader Financials sector and became a standalone category as the 11th Global Industry Classification Standard (GICS) trading vertical – the first distinct trading vertical created since 1999, indicating commercial real estate’s enhanced standing among global investors and resulted in an increase in the flow of capital into commercial real estate. However, while capital flows have increased as a result of the GICS designation, volatility has also increased due to the emergence of a relatively new shareholder base into shares of public real estate companies utilizing quantitative/algorithmic trading methodologies. As a result, some public pension plans and other long-dated capital sources have begun to reduce the percentage of real estate investing via the public markets.

HFF believes the recognition of commercial real estate as a core investment holding ensures the industry will continue to benefit from consistent annual allocations of capital, and that investing in the asset class is necessary in order to attain a diversified investment portfolio. This is best illustrated on slides 15 and 16 showing an approximate 89% increase in allocations to commercial real estate since 2010 and approximately $210 billion of discretionary capital raised in closed-end funds alone to deploy into commercial real estate, a historical high-water mark for the industry. Additionally, actual investment in the asset class is approximately 110 basis points below target, as a percentage of AUM. As previously mentioned, HFF believes the record amount of discretionary capital awaiting deployment, combined with a persistent bid-ask gap is empirical evidence of a high level of discipline within the institutional investor set.

As previously noted, and as illustrated on slide 18, capital managed by institutional investors in commercial real estate, measured by assets held within closed-end and open-end funds, has increased approximately 105% net of the market’s price appreciation, suggesting both increased demand for the asset class and a larger denominator of assets which has driven transaction volumes over time. This statement is further highlighted by the fact that transaction volume in 2018 exceeded the 2007 transaction market peak while the market place experienced an almost doubling of AUM during the same time frame. Regarding the potential for further expansion of transaction velocity and debt originations in the near term, please note the size and pace of growth of the closed-end fund market on slide 18. As stated on previous earnings calls, the closed-end fund market in the U.S. is generally defined as ten-year finite life funds with a preferred return/promote based compensation structure. Given the limited life of these funds, the compensation structure, and the fact that investment managers will have great difficulty raising capital for future funds without realized returns…meaning the sale of assets within the fund, the largest investment managers of institutional commercial real estate assets in the U.S. generally liquidate their portfolios every five to seven years on average, as reflected on slide 19. Stated differently, the closed-end fund market is structured to transact in order to recognize value and retain personnel.

Aside from the domestic institutional capital referenced previously, an important source of capital for the U.S. commercial real estate industry is the participation of the “retail” investor, which in the past has invested via private, non-listed REITs. Given reforms implemented by government regulators of this industry, a significant number of low-load real estate investment funds from private, best-in-class real estate operators and investment management firms have emerged. HFF believes there is considerable demand from the traditional retail investor universe as few retail investors have exposure to best-in-class private commercial real estate investment managers. In addition to the traditional retail investor, large family offices have also begun to significantly increase their commercial real estate holdings. Many of these investors have the capacity of institutional investors and are therefore able to transact trades of significant size and complexity. As illustrated on slide 20, the aggregate net worth of billionaires across the globe has more than doubled since 2007 to $8.9 trillion and their portfolios have significant allocations to hard assets. Of note, both the traditional retail investor and large family office investors offer a non-correlated source of capital compared to the traditional institutional fund flows.

Foreign capital flows into the U.S. totaled $89 billion in 2018, a 65% increase over the previous year, according to Real Capital Analytics, and as seen on slide 21. The behavior and preferences of overseas capital generally reflect the same characteristics as those previously mentioned among domestic institutions. Additionally, in 2018 HFF witnessed considerable diversity among overseas investors contributing capital to the U.S. market, with significant contributions emanating from Canada, continental Europe, Japan, Singapore, South Korea and Australia. Finally, an important factor impacting overseas investment into the U.S. commercial real estate industry is currency risk and the cost of hedging same as domestic interest rates diverge from those developed countries.

Another significant factor affecting the overall health of the U.S. commercial real estate industry is the supply of new assets being developed. As shown on slide 22, supply remains largely “in balance” relative to previous economic cycles. There are specific submarkets wherein completions of certain property types have exceeded demand, resulting in increased rent concessions. However, HFF believes a sustained environment of job growth could afford landlords additional pricing power given the relatively modest scale of new construction, the lending community’s conservative approach to additional construction, the economic cycle risk negatively impacting build-to-core strategies and the compression in return on cost metrics given significant increases in the cost to build new product over the last 24 months.

In terms of HFF’s performance relative to the industry, we believe it is important to reiterate a few key themes from previous earnings calls.

HFF’s investment advisory transaction volumes totaled $9.5 billion in the first quarter 2019, an increase of 58.7% when compared to the same period in the prior year. As reported by Real Capital Analytics, the industry experienced a decrease of 11.4% in the first quarter 2019 when compared to the same period in the previous year.

As illustrated on slide 24, HFF’s investment advisory volume for the full year 2018 increased 119% from 2007, as compared to an increase of 1.0% for the industry.

HFF’s debt originations totaled $14.2 billion in the first quarter 2019, an increase of 36.8%, when compared to the same period in the previous year.

As illustrated on slide 26, HFF’s debt volume for the full year 2018 increased 132% from 2007, as compared to an increase of 13% for the industry.

In summary, we believe there is ample availability of capital in both the debt and equity markets to sustain current real estate transaction volumes, absent a precipitous decline in global economic activity. As we have stated on previous earnings calls, moderate volatility can result in an increase in demand for HFF’s capital markets knowledge, advisory services and execution capabilities as investors seek clarity in asset valuations and in determining the most suitable strategy for their commercial real estate holdings.

With that let me turn the call over to Greg.

Greg Conley

Financial Review

Thank you, Mark. The information I will discuss today is also set forth on Slides 28 through 36.

Beginning on Slides 28 and 29, during the first quarter, our revenue was $159.2 million as compared to $131.6 million in the first quarter of 2018, an increase of 20.9% year-over-year. Total transaction volumes increased 44.4% in the first quarter led by an increase in investment advisory and debt originations transaction volumes.

Operating income was $18.9 million for the first quarter of 2019, up $16.1 million, or 596.6%, from last year, while operating margins expanded 970 basis points. The increase in operating margins for the quarter is primarily attributable to the increase in revenue and decrease in operating, administrative, and other expenses.

The Company’s Adjusted EBITDA for the first quarter of 2019 was $37.4 million, an increase of $16.7 million, or 80.6% compared to Adjusted EBITDA of $20.7 million in the first quarter of 2018 due primarily to the growth in operating income.

Adjusted EBITDA margin for the first quarter expanded 780 bps to 23.5% compared to 15.7% for the first quarter of 2018.

Cost of services as a percentage of revenue was 56.7% in the first quarter of 2019 compared to 59.8% in the same period of 2018. The 310 basis point improvement is primarily attributable to the fixed cost component being spread over the higher revenue base and is evidence that our cost increases relative to growth in personnel is commensurate with our revenue increases.

Operating, administrative, and other expenses were down by approximately $0.9 million, or 1.9% for the first quarter of 2019 when compared to the same period in 2018. This decrease was primarily due to a decrease in compensation-related expenses from the $4.2 million non-recurring cash payment related to the Additional Compensation Award recognized in the first quarter of 2018, partially offset by increases in other incentive compensation accruals. All other operating expenses were largely in line with the level of business activity with the exception of an increase in professional fees due to the pending merger with JLL.

Also, as shown on slides 29, interest and other income decreased approximately $1.0 million in the first quarter, primarily as a result of a decrease in the Company’s valuation of mortgage servicing rights.

The Company’s Freddie Mac business has been very strong the past three years with a record level of originations in 2018 of $7.0 billion and originations of $6.8 billion in 2017. In the first quarter of 2019, Freddie Mac originations totaled $1.3 billion as compared to $1.8 billion in the first quarter of 2018.

Earnings per share on a fully diluted basis increased $0.27 to $0.69 compared to $0.42 for the first quarter of 2018.

The Company’s effective tax rate for the quarter ended March 31, 2019, was 27.4% as compared to 29.9% for the same period in 2018, before consideration of the windfall adjustments in both periods.

Slides 32 through 33 relate to the balance sheet and liquidity. Our cash balance, net of client advances, at March 31, 2019 was $230.8 million compared to $301.0 million at December 31, 2018.

As shown on Slide 31, during the first quarter 2019, the Company generated $19.8 million in cash from operating activities, net of a $3.3 million increase in client advances as compared to $3.2 million of cash provided by operating activities, net of a $5.1 million decrease in client advances, during the same period of 2018 representing an increase of $16.6 million. The Company’s use of cash is typically related to the limited working capital needs during the year and the payment of taxes. The Company has virtually no Corporate level debt to service other than that related to our Freddie Mac business which is offset with the mortgage notes receivable.

As shown on Slide 32, our balance sheet as of March 31, 2019 included $961.3 million of outstanding borrowings on 31 loans under our warehouse credit facilities to support our Freddie Mac multifamily business, and we also had a corresponding asset recorded for the related mortgage notes receivable. To date, 13 of these loans have been purchased by Freddie Mac.

The Company paid a special cash dividend of $1.75 per share on February 27, 2019. The aggregate amount of the dividend was $68.7 million. Since December 2012, the Company has returned capital to our shareholders in the form of seven special cash dividends totaling $457.2 million, or $12.02/share.

Turning to production volume, as noted on Slide 34, on a year-over-year basis, our production volume increased by 44.4%, or approximately $7.8 billion, for the first quarter of 2019. The total number of transactions increased by 11.7%, or 62, in the first quarter of 2019.

The Company’s loan servicing portfolio grew by $10.9 billion, or 15.1% when compared to the portfolio size in the first quarter of 2018. The loan servicing portfolio balance is $82.9 billion as of March 31, 2019.

Slide 35 provides a historical summary of our headcount and also shows the first quarter comparison to the same period in 2018. Total headcount and capital markets advisors as of March 31, 2019 were up 7.0% and 5.2%, respectively, year-over-year.

Slide 36 provides a summary of select production and operational measures. The revenue per capital markets advisor increased 8.2% for the trailing twelve month period ending March 31, 2019 to $1.755 million from $1.621 million for the same period in 2018, and is up sequentially from the trailing twelve months as of December 31, 2018 of $1.706 million.

In summary, we are pleased with the Company’s operating and financial performance for the first quarter of 2019 with revenue growth of 20.9%, an increase in operating income of 596.6%, and an increase in Adjusted EBITDA of 80.6% while both operating and Adjusted EBITDA margins expanded. As we have stated consistently, one quarter does not make a year and it is better to view our business on a longer-term basis as we do not control the timing of when transactions close and we have seasonality relative to the timing of revenue and expense recognition, which can result in performance being lumpy quarter to quarter.

I would now like to turn the call back over to Mark.

Mark Gibson –

Thank you, Greg.

As shareholders know, on March 19, we announced that HFF and JLL have agreed to combine in a transaction that will provide HFF stockholders for each share of HFF stock they own (a) $24.63 in cash and (b) 0.1505 of a share of JLL common stock. The transaction provides HFF shareholders a substantial premium over the volume weighted average price of HFF common stock over the 60 and 90 trading days prior to announcement. In addition, HFF shareholders will have the opportunity to participate in the expected benefits of the merger by receiving a substantial portion of JLL common stock in exchange for their shares of HFF stock, in a manner intended to be tax-deferred for HFF shareholders. Given this will likely be our last earnings call as a standalone HFF, I thought I would make some comments about the merger.

HFF has long stated that we will be open to any opportunity which meets the following benchmark:

•

The transaction would result in a platform that is better for our shareholders, our employees, and our clients, and we expect will accelerate our strategic plan by a number of years. We cannot perform for our shareholders unless we have the very best talent in the industry to service our clients.

•

Members of HFF senior management have met with a number of companies over the last several years all of whom were highly successful businesses with excellent leadership. However, JLL was the only company that we concluded met the criteria listed above, and also provided a culture that best matched the culture of HFF.

The background of the merger and basis for the HFF Board’s recommendation in favor of the merger to shareholders will be further described in the Proxy Statement.

The following macro trends were broadly impactful in HFF’s strategic planning process in recent years:

•

HFF expects the “institutionalization” of commercial real estate to continue for the foreseeable future. We believe that the allocations to commercial real estate from the largest owners of capital — meaning pension funds, sovereign wealth funds, endowments, large family offices and individual investors — have been steadily increasing over the last 10 years.

•

Given this macro trend, HFF believes that the consolidation of service providers will continue in the future as large investors will likely select those intermediaries that offer a full “suite of services” for both efficiency and repatriation purposes. Therefore, as we look five years or longer into the future, we believe it is important for an intermediary to provide a client with services that extend beyond capital markets activities.

•

Finally, HFF believes that the globalization of capital flows will continue to advance, and therefore an intermediary that provides services to its clients in many different regions of the world will have an advantage over those who do not.

Before determining to engage in the merger transaction with JLL, HFF weighed the benefits of remaining a standalone company, on the one hand, against combining with JLL, on the other hand. First and foremost, HFF shareholders will receive attractive value for their HFF shares, combining an immediate cash element with the opportunity to participate in the future success and high growth potential of the combined company. The following are some of the reasons we believe the combined company will drive value for HFF shareholders:

•

Culture. HFF believes that JLL, like HFF, is extraordinarily focused on maintaining a team oriented, collaborative culture that is focused on excellence and is driven via a client-centric service mindset. We learned that first hand during our more than five months of negotiations with JLL. HFF’s ability to drive shareholder value requires HFF to train, recruit and retain the very best talent in order to provide the best services for HFF’s clients. HFF believes that JLL also shares a strong commitment to seeking out, supporting and nurturing the best talent in the industry, and shares HFF’s team-oriented, collaborative culture. Further, we believe the leadership of JLL is very focused on hiring individuals who possess high integrity and character and practice the business with the highest ethical standards. The leading strategic objective for HFF over the last 25 years has been to protect our culture and we believe that JLL is equally committed.

•

Brand. JLL has a tremendous brand both in the US and — of particular importance to HFF — overseas. As I previously mentioned, we foresee continued globalization of commercial real estate investing by the largest providers of capital and the largest owners of commercial real estate. A transaction with JLL will provide the combined platform the ability to service clients throughout the world which we believe has the potential to increase the amount of business the combined platform will be able to service from our existing client base. Importantly, a combination with JLL accelerates HFF’s strategic plans to open more overseas offices by at least five years.

•

Revenue Synergies and Growth I. HFF has a very robust multi-family business which spans our Debt, M&A, Investment Advisory, Equity Placement and Servicing business lines. In order to maintain our competitive position within the multifamily business, HFF believes it is important to have a strong relationship with Fannie Mae to complement our strong relationship with Freddie Mac. JLL holds a Fannie Mae medallion and also possesses a HUD license. We believe these two sources of capital will be important to HFF clients and drive additional revenue for the ultimate benefit of shareholders.

•

Revenue Synergies and Growth II. We have previously emphasized our strategic focus on building out our platform — or stated differently, increasing the number of business lines and property verticals in HFF’s largest offices to take advantage of the synergies that result from providing those services within a given office. The combination of JLL’s and HFF’s talented individuals offers the opportunity to accelerate the combined firm’s realization of those synergies, particularly in some of our major markets such as NYC, SF, LA and Chicago, with corresponding benefits to shareholders.

•

Governance. We have worked extensively with the leadership of JLL to take the best leadership practices of both HFF and JLL to form a best-in-class leadership team that is well suited to lead the combined company’s capital markets business into the future.

•

Shareholder Value. We expect that the combined enterprise will offer significant opportunities to grow existing and new revenue streams, driving value to HFF shareholders that receive JLL stock in the merger.

HFF’s US-focused capital markets business, with its strong emphasis on teamwork, effective use of technology, lean staffing practices and effective governance structures should complement JLL’s strengths globally and in its other business lines as well. We, including the approximately 50 key personnel who signed multi-year employment agreements in connection with the transaction, believe the combination of these two organizations offers value to HFF shareholders, employees and clients both from a revenue and a cost synergy perspective.

We believe the leadership of JLL is committed to creating a truly extraordinary capital markets and full-service intermediary platform.

In closing, I want to thank our employees, clients and shareholders for supporting our growth and performance and want to reiterate that we remain enthusiastic about the proposed merger.

Due to the pending merger we will not be conducting question and answer session.

We appreciate you joining us today. Thank you for your support.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information Regarding the Proposed Transactions and Where to Find It

The proposed transaction involving HFF, Inc. (the “Company”) and Jones Lang LaSalle Incorporated (“Parent”) will be submitted to the stockholders of the Company for their consideration. In connection with the proposed transaction, Parent will prepare a registration statement on Form S-4 that will include a proxy statement/prospectus for the Company’s stockholders to be filed with the SEC, and the Company will mail the proxy statement/prospectus to its stockholders and both the Company and Parent will file other documents regarding the proposed transaction with the SEC. However, such documents are not currently available. BEFORE MAKING ANY VOTING OR ANY INVESTMENT DECISION, AS APPLICABLE, INVESTORS AND SECURITYHOLDERS OF THE COMPANY AND/OR PARENT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER

RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and securityholders may obtain free copies of the definitive proxy statement/prospectus, any amendments or supplements thereto and other documents containing important information about each of the Company and Parent, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge under the “Investor Relations” section of the Company’s website located at http://www.hfflp.com or by contacting the Company’s Investor Relations Department at (718) 852-3500 or InvestorRelations@hfflp.com. Copies of the documents filed with the SEC by Parent will be available free of charge under the “Investor Relations” section of Parent’s website located at http://www.jll.com or by contacting Parent’s Investor Relations Department at (312) 252-8943 or JLLInvestorRelations@jll.com.

Participants in the Solicitation

The Company and Parent and their respective directors and executive officers, certain other members of their respective management and certain of their respective employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 28, 2018, and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 28, 2019, each of which can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of Parent is set forth in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 19, 2018, and its annual report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 26, 2019, each of which can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.